Exhibit 99.1

Medigus: Gix Internet Reports Revenues Increase of 166% Year-over-Year to Approximately $43.4 Million in the First Half of 2022

Medigus’ financials results for the first half of 2022 will include, for the first time, the consolidation of Gix Internet’s financials

Tel Aviv, Israel – August 30, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that its affiliate Gix Internet, (“Gix”) in which Medigus holds 42.69% of its outstanding shares (49.11% on a fully diluted basis) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, reported its financial results for the first six month ended June 30, 2022.

Gix’s reported revenues for the first half of 2022 amounted to approx. $43.4 million (NIS 141.8 million), an increase of 166% compared to the revenues of approx. $16.3 million (NIS 53.3 million) in the same period of 2021.

Gix’s operating profit for the six months ended June 30, 2022 amounted to approx. $0.6 million (NIS 2.2 million), compared to an operating loss of approx. $0.37 million (NIS 1.2 million) in the same period of 2021.

“Increasing our ownership in Gix, was one of our main focuses over the past year, mainly due to our trust in Gix’s ability to grow. We are excited about Gix’s financial results and believe in its future and its continued growth”, commented Liron Carmel, Medigus Chief Executive Officer.

Medigus is expected to consolidate Gix’ financial results (commencing February 28, 2022) in its financial reporting for the first half of 2022.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce electric vehicle markets image-based platform, energy efficiency technology and safety systems for commercial drones.. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in image-based platform include ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. The Company’s affiliate in energy sector includes Laminera Ltd. The Company’s affiliate in the drone sectors include Parazero technologies Ltd. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ or Gix’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

Dave@redchip.com